

September 27, 2013

Via E-Mail
Peter Gassner
President, Chief Executive Officer and Director
Veeva Systems, Inc.
4637 Chabot Drive, Suite 210
Pleasanton, California 94588

>   **Re: Veeva Systems, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 23, 2013**
>   **File No. 333-191085**

Dear Mr. Gassner:

We have reviewed your letter dated September 23, 2013 and the above-referenced registration statement and have the following comments. Where we reference prior comments, we are referring to our letter dated September 10, 2013.

Results of Operations

Six Months Ended July 31, 2012 and 2013

Revenues, page 52

1.   We note that within your common stock valuations, particularly your May 2013 and July 2013 valuations discussed on page 71, you identify the introduction of your Veeva CRM Approved Email solution as one of the factors that caused the valuation of your common stock to increase. In light of this solution impacting your common stock valuation, please explain why revenue recognized from this solution is not similarly identified and quantified as impacting revenues for the six months ended July 31, 2013.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 64

2.   We note your response to prior comment 3. Please explain to us and revise your disclosure to indicate why you believe the February 14, 2013 announcement of Veeva CRM Approved Email was not significant for the valuation of the March 2013 issuances

while it was for the April 30, 2013 valuation considering that no orders had generated revenues as of either the March 2013 issuances or the April 30, 2013 valuation. In other words, what led to greater significance of the announcement for the April 30, 2013 valuation absent any revenues to date?

3. Revise your disclosure related to the valuation of the March 2013 issuance to explain more fully your reliance on the relevance of the January 31, 2013 valuation in view of the fact you were nearly half way into a quarter that saw a 7.5% quarterly increase in revenues. Consider addressing in revised disclosure whether the increase in revenues in the quarter were preceded by orders and interest known as of the March issuances. Given the importance of the impact of the Veeva CRM Approved Email solution in your April 30, 2013 and June 30, 2013 valuations tell us and disclose what interest or actual orders related to the Veeva CRM Approved Email were known or knowable at the March 2013 issuances and informed forecasted or actual revenue that impacted revised financial forecasts used for the April 30, 2013 and June 30, 2013 valuations.

4. Explain why you believe the additional IPO steps taken since the March 2013 issuance that only led to a decrease in the non-marketability discount of 2.5% contributed significantly to the 45% increased stock valuation over the quarter.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Brian C. Patterson, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP